Pedra do Indaia

IC Memo

Minas Gerais, Brazil
September 29, 2021
NTP Draft

2.5 MW (DC) Solar Plant

The project was acquired from Lux Energia e Participacoes Ltda. and has a long-term offtaker contract with Consorcio de Geracao Compartilhada de Energia Eletrica.

Key Assumptions

General Info

Project Owner	Energea Portfolio 2 LLC
Project Location	Minas Gerais, Brazil
Technology	Community Solar
System Size kWp	3002
Estimated Year 1 Production (MWh)	6,089
Coordinates	20.2578° S 45.2086 ° W
Land Status	Rented
Project Status	Notice to Proceed
Useful Equipment Life (Years)	25

Pedra do Indaia PP is a 2.5 MW mini generation solar photovoltaic power plant located in the Minas Gerais State, Brazil.

This power plant will be connected to the electricity distribution grid of CEMIG (utility company) as established through Normative Resolution (REN) No 492/2012 of ANEEL (National Electrical Energy Agency) with revisions given by REN no 517/2012, no 687/2015 and no 786/2017.

This solar plant will be rented to a consortium, made up of residential and commercial customers known as "subscribers," for a period of 25 years. The rental contract with the consortium allows subscribers to opt into and out of the program without penalty. In the case any subscriber does not make a payment, Energea may replace them with another subscriber from the consortium's waiting list.

Contract Details

Initial Contract Term (Years)	25
Contract Type	Rental + O&M
Monthly Lease Payment	R$714.31/MWH
Annual Inflation Adjustment	IPCA
Estimated Customer Savings	15%

Third Parties

Parent Company	Energea Portfolio 2 LLC
Offtaker	Consorcio de Geracao Energea
EPC Contractor	Alexandria Industria de Geradores S.A. ("Alexandria")

Consorcio de Geracao Compartilhada de Energia Eletrica Energea is a consortium entity set up to provide electric power via distributed generation to businesses in the state of Minas Gerais who are customers of CEMIG.

Uses of Capital and Project Economics

Project Hard Costs ($USD)	R$12,561,673
Project Soft Costs ($USD)	R$724,621
Developer Fee ($USD)	R$714,571
Cost to Energea Portfolio 3 ($USD)	R$14,986,138
Debt ($USD)	R$9,485,000
Equity ($USD)	R$6,486,910
Project IRR ($USD)	18.77%

We have compiled the main assumptions that drive the financial analysis within the project model and summarized them within the tables below. The resulting IRR of Pedra do Indaia stands at 18.77%, with an estimated payback of 6 years, 4 months and 17 days from NTP.

Site

The project will lease land from Agropecuaria Tapera Ltda. for the same term as the rental and O&M revenue agreements (25 years). The site boasts very high irradiance and has ideal soil and other conditions for a solar project.

Design

The Project will employ 5,580 x 540Wp hybrid solar modules manufactured by Longi, a Tier 1 solar manufacturer based in China. It will also employ 2220 x 535Wp Longi modules. The plant will also have 17 150kW Sunny Highpower inverters manufactured by SMA, a German manufacturer of PV equipment.

EPC

Alexandria has been selected as the EPC partner for the Project. Alexandria is currently constructing approximately 60 MWp of solar projects throughout Brazil for Energea Global LLC and has proven to be a reliable and consistent partner with attractive pricing, terms and quality metrics.

Alexandria will provide a warranty for all services for the first 2 years following completion of the works. Additionally, the manufacturer's warranty for equipment are as follows: 10 years for inverters and 25 years for modules.

Production Guarantees

Alexandria will also provide O&M for the Project and guarantees that as a result of its services, the Project will meet the minimum monthly generation for the first 5 years of commercial operation.

Sinogy is also obligated to ensure the Project reaches its targeted commercial operation date. If the actual commercial operation date is later than the contracted date Alexandria will be responsible for penalties paid to Pedra do Indaia for lost revenue.

Insurance

General Liability and Property insurance will be provided to the Project by Chubb Insurance.

The insurance policy was be reviewed and approved by an independent consultant prior to the delivery of Notice to Proceed.

Security

Both on-site and remote monitoring of the Project will be contracted to ensure to the protection of the land and Project assets.

Alexandria will be responsible for sub-contracting and overseeing security service providers.